

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

July 29, 2010

<u>Via Facsimile and US Mail</u>
David F. Taylor
Locke Lord Bissell & Liddell LLP
2800 JPMorgan Chase Tower
600 Travis Street
Houston, Texas 77002

> **RE:** **Omni Energy Services, Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 002-23383**
> **Filed July 1, 2010**
>
> **Schedule 13E-3**
> **File No. 005-53451**
> **Filed July 1, 2010**

Dear Mr. Taylor:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. Please note that each filing person must individually comply with the filing, dissemination <u>and</u> disclosure requirements of Schedule 13E-3. Although disclosure has been provided for Wellspring, Parent and Acquisition, disclosure for the other Wellspring filing persons (i.e., Wellspring Capital Management LLC, WCM GenPar IV, L.P., WCM

GenPar IV GP, LLC, Edward E. Colson III, Trust, and Dennis R. Sciotto Family Trust) is not cross-referenced or included in the proxy. Please revise.

2.   We note that employment agreements were negotiated with three executive officers in addition to Mr. Recatto and that the terms of the incentive equity compensation to be received by select members of management in the surviving company is still subject to negotiation. Please advise us whether you have considered if Messrs. Dufrene, Harris, and Shaw are affiliates engaged in the current going private transaction who should also be included as filing persons for purposes of Rule 13e-3. Please refer to Compliance & Disclosure Interpretation 201.05 available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

3.   Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, the Schedule 13E-3 must be amended to include all of the required information and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the person making the determination relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Introduction

4.   We note your statement in the penultimate paragraph on page 1 that the filing of this Schedule 13E-3 shall not be construed as an admission by any filing person or by any of their respective affiliates that any other filing person is an "affiliate" within the meaning of Rule 13e-3 of the Exchange Act. This disclaimer appears to be inappropriate given your identification of such persons as filing persons. Please revise.

Item 3, page 2

5. Please revise to provide all information required by Item 3 of Schedule 13e-3, Instruction C thereto and corresponding Item 1003 of Regulation M-A. For example, information required by Item 1003(c)(1) and (2) is omitted or gaps appear in the information provided for the past five years for Edward E. Colson III, Dennis R. Sciotto, Ronald D. Mogel and Steven P. Sellers.

6.   Please revise to ensure that all disclosure required by Schedule 13e-3 is included in the disclosure document (i.e., the proxy statement) delivered to shareholders. For example, portions of disclosure required pursuant to Item 3 of Schedule 13e-3 and Item 1003 of Regulation M-A do not appear in the proxy statement itself. Similarly, all disclosure required by Item 8 and corresponding Item 1014 of Regulation M-A should be

included in the disclosure document delivered to shareholders. Please revise the proxy statement accordingly.

<u>Item 4, page 5</u>

7. Consistent with the requirements of Item 1004(a) of Regulation M-A, please revise to incorporate by reference the section of the proxy statement that addresses the material tax consequences of the transaction.

Preliminary Proxy Statement on Schedule 14A

<u>General</u>

8. Please fill in the blanks in the proxy statement.

9. Please revise the form of proxy and the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

10. Throughout the disclosure, please revise to clarify the combined total percentage of outstanding shares that Parent is deemed to beneficially own by virtue of its execution of the Voting Agreements with the Rollover Participants.

<u>Position of Certain Persons Regarding the Fairness of the Merger, page 4</u>

11. We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to "our shareholders" other than the Rollover Participants. For each filing person, please revise here and <u>throughout </u>the filing to clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

12. See our prior comment. Please revise to include the summary or cross-reference to the Board of Director's determination as to the fairness of the going private transaction. Further, as noted in our prior comment 1, disclose the additional Wellspring filing parties' conclusions as to fairness.

<u>Activities During the "Go-Shop" Period, page 8</u>

13. We note that the "go-shop" period expired after you filed the preliminary proxy statement. Please update your disclosure accordingly.

Expenses of Solicitation of Proxies, page 19

14. We note that "[d]irectors, officers and employees of the Company may solicit proxies in person or by mail, telephone, electronic mail or facsimile." We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed on the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c).

Background of the Merger, page 21

15. In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board, the Special Committee, the Rollover Participants, management of the Company, Wellspring and its affiliates and their respective legal and/or financial advisors regarding the merger. For example, please revise to disclose:
    i. further details regarding the discussions between Stephens Inc. and the eight financial buyers who provided indications of interest in March 2010;
    ii. material items discussed by the Special Committee with advisors on "numerous occasions" between March and May 2010;
    iii. a summary of all presentations, inclusive of presentations provided by Stephens to the Special Committee during the spring of 2010;
    iv. discussions between Wellspring and its affiliates and advisors relating to the determination of the cash out price of $2.75 per share, including the methodology used to determine the price;
    v. material provisions negotiated and/or discussed in draft agreements circulated during April, May and the first day of June 2010; and,
    vi. further detail regarding the extensive discussions that occurred on June 2, 2010 prior to the Board's adoption of resolutions in support of the transaction.

16. We note your disclosure that Stephens made a presentation to the Board of Directors on March 22, 2010 which predicated the formation of the Special Committee. You also disclose that Stephens provided "various" presentations to the Special Committee during the spring of 2010. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Where appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, confirm that you have filed all such reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

Recommendation of the Board of Directors and the Special Committee and Reasons for the Merger, page 25

17. Refer to Item 8 of Schedule 13e-3 and corresponding Item 1014 of Regulation M-A. Please revise the caption and disclosure throughout this section to disclose the Board of Directors' determination as to the substantive and procedural fairness of the going private transaction to unaffiliated shareholders.

18. Please see our prior comment. Please disaggregate your discussion of the merits of the merger transaction from the fairness consideration and conclusions required by Item 1014 of Regulation M-A. For example, some of the articulated reasons for the Board of Directors' determination appear to be reasons in favor of a recommendation of the merger versus reasons relating to the Board's distinct consideration of the procedural and substantive fairness of the transaction to unaffiliated shareholders. Please revise your disclosure consistent with this comment.

19. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. In this regard, rather than stating that the Special Committee considered "[o]ther metrics of value based on other financial reference points, including future discounted cash flow evaluations that were relevant to a continuation of the status quo or continuing the Company as a stand-alone going concern," please revise to disclose all valuation metrics that the Special Committee considered in reaching their determination regarding fairness.

20. Please note that if the Board has based its fairness determination on the analysis of factors undertaken by others (e.g., the Special Committee or the financial advisor(s)), the Board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please disclose in this section whether the Board of Directors expressly adopted (i) the Special Committee's discussion and analyses of the factors disclosed under the heading "Reasons for the Special Committee's Determination…" and (ii) Gulfstar's discussion found on pages 31 through 39. To the extent the Board did not adopt another person's discussion and analysis or the Special Committee's or Gulfstar's analyses and the Board's discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factor(s) in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the Rollover Participants and the Wellspring affiliated entities and filing persons.

21. We note that the "go-shop" period expired after you filed the preliminary proxy statement. Please disclose the weight this fact carried for the Special Committee and the Board in reaching their procedural fairness determinations.

22. We note the consideration by the Special Committee of the fairness analyses presented by Stephens. We note the report dated June 2, 2010 that is filed as an exhibit. Please revise to include the disclosure required by Item 1015(b)(5) and (b)(6) of Regulation M-A. Note also our prior comments regarding the summary and filing of all reports materially related to the going private transaction.

23. Clarify further how the filing persons were able to arrive at the conclusion of fairness in the absence of the requirement that the transaction be structured so that approval would be required from at least a majority of unaffiliated shareholders. Please refer to Item 1014 (c) of Regulation M-A.

24. The disclosure references the "substantial" premium represented by the cash out merger price and the "significant" cash value that unaffiliated shareholders will receive. The basis for the statements that the cash out price per share represents a substantial premium or significant cash value is not apparent. Please revise to delete the reference or provide further support for the statements.

Opinion of the Special Committee's Financial Advisor, page 31

25. We note your statement that "[t]he description of GulfStar's opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the GulfStar opinion set forth as Appendix C." This language appears to limit the extent to which investors are entitled to rely on your disclosure. While appropriate disclaimers on the nature of a summary are permitted, please remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion's findings.

26. We note that GulfStar performed a Comparable Company Analysis and a Precedent Transaction Analysis. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting the comparator companies and transactions.

Position of Wellspring, Parent and Acquisition as to the Fairness of the Merger, page 41

27. As noted in prior comment 1, please expand the discussion to disclose the fairness determination of all filing parties.

28. In the fairness analysis for Wellspring, Parent and Acquisition, you refer to the "potential interpretation of the Exchange Act rules governing 'going private' transactions" and the fact that filing persons "may be required to express an opinion as to the fairness of the Merger to the unaffiliated stockholders." Your use of "potential" and "may be" is unclear. Please remove the references as this disclosure does not appear to be appropriate.

Purpose and Structure of the Merger, page 43

29. Consistent with the requirements of Item 1013 (b) of Regulation M-A, revise to disclose
    the consideration of any alternatives considered by each filing person and set forth the
    reasons for their rejection. In this regard, we note disclosure on page 26 indicating that
    alternatives to the merger were considered and rejected.

30. Please clarify the reason for each filing person to undertake the going private transaction
    at this time. Refer to Item 1013(c) of Regulation M-A.

Interest of Company Executive Officers in the Merger, page 47

31. To the extent now known, please update your disclosure and clarify the members of
    management who have entered into agreements relating to equity compensation plans in
    the surviving company.

Merger Financing, Page 51

32. Please furnish the information required by Item 1007(d) of Regulation M-A, including
    the term, collateral, stated and effective interest rates, and any repayment plan that may
    have been decided upon with regard to the Ableco financing.

Material U.S. Federal Income Tax Consequences, page 51

33. Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the
    affiliates of the subject company. See Item 1013(d) of Regulation M-A.

Common Stock Purchase Information, page 54

34. Please revise to disclose the average purchase price of common stock for each quarter
    over the last two years, as required by Item 1002(f) of Regulation M-A. Similarly, please
    disclose whether the Company or any of the affiliates in the Wellspring family purchased
    any Company stock in the last two years.

Cautionary Statement Regarding Forward Looking Statements, page 60

35. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act
    of 1995 are not available to statements made in connection with a going private
    transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer
    117.05 of the Division of Corporation Finance's Compliance and Disclosure
    Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule
    13E-3 dated January 26, 2009. Please amend your proxy statement and include clarifying
    disclosure stating that the safe harbor provisions in the Forms 10-K and any 10-Q

incorporated by reference into the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction.

Selected Historical Financial Data, page 81

36. We refer to the Form 8-K filed on July 22, 2010 to report on the non-reliance of previously issued financial statements. Given that such financials are required to be included in the proxy statement, please note that the disclosure document should be revised to reflect restated historical financial statements. Please revise or advise us of your plans in this regard. We may have further comment.

37. Please be attentive to the need to update financial statements included in the disclosure document mailed to shareholders. Refer to Item 1010(a) of Regulation M-A.

38. Please include all of the disclosure required by Item 1010(c) of Regulation M-A. For example, revise to disclose the ratio of earnings to fixed charges and book value per share as of the date of the most recent balance sheet.

39. Please amend your disclosure and state the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

40. We note that as of December 31, 2009, the Company reported a net operating loss carry-forward of approximately $0.2 million. Disclosure suggests that the loss carryover would expire starting in 2018. The ability to utilize this loss carry-forward is dependent on the Company's ability to generate a taxable income prior to its expiration. Expressly disclose, if true, that the surviving company and the remaining shareholders will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

Where You Can Find More Information, page 88

41. We note the language "[w]e also incorporate by reference each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K filed under Items 2.02 and 7.01) after the date of this Proxy Statement and prior to final adjournment of the Special Meeting." Please note the updating and dissemination obligations in Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii). In addition, note that Schedule 14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings if made. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions